UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Light Phone Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 23, 2015

Physical address of issuer
19 Morris Ave, New Lab, Brooklyn, NY 11205

Website of issuer
www.lightphone.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$152,453.00	$722,218.00
Cash & Cash Equivalents	$67,930.00	$141,418.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$3,505,000.00	$3,015,000.00
Revenues/Sales	$1,104,721.00	$1,809.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$921,673.00	$0.00
Net Income	-$1,154,769.00	-$2,488,214.00


April 30, 2018

FORM C-AR

The Light Phone Inc.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Light Phone Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.lightphone.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Light Phone Inc. (the "Company") is a Delaware Corporation, formed on February 23, 2015.

The Company is located at 19 Morris Ave, New Lab, Brooklyn, NY 11205.

The Company's website is www.lightphone.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Light Phone is your phone away from phone – it gives you back the two most important things in your life, your time and attention. Light Phone designs and sells the Light Phone, a voice-only mobile phone, and is developing a next-generation phone for voice, text, and light data.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company has raised to date may not be enough to sustain the Company's current and/or future business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause our shareholders to lose all or a portion of their investment.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations. We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, and restrictions on our business operations that could adversely impact our ability to conduct our business.

The development and commercialization of the Light Phone is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved mobile phones and thus may be better equipped than us to develop and commercialize mobile phones. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Scalability of cloud services: A significant benefit of the Light Phone experience is the ability to use the same phone number across a customer's smartphone and Light Phone.
We have launched this service in the US but have not yet proven our ability to scale it to a larger customer base, or to support it outside the US.

We rely on other companies to provide components of the Light Phone.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors in China and the US because we believe that such relationships are advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which may not be able to continue to supply the equipment and services we desire. Some of our software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. It should be noted that the information collected and saved does not include financial information such as credit card numbers or banking information.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill key employees.

In particular, the Company is dependent on Kaiwei Tang and Joseph Hollier who are CEO and President of the Company. The loss of Kaiwei Tang and Joseph Hollier could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Kaiwei Tang and Joseph Hollier in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Kaiwei Tang and Joseph Hollier die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not required to and have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We are vulnerable to fluctuations in the price and supply of components, packaging materials, manufacturing and freight.

The prices of the components, packaging materials, manufacturing and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of components, fuel prices and labor costs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
The Light Phone is your phone away from phone – it gives you back the two most important things in your life, your time and attention. Light Phone designs and sells the Light Phone, a voice-only mobile phone, and is developing a next-generation phone for voice, text, and light data.

Business Plan
The market is saturated with devices to keep consumers connected, like smartphones, and smart watches. Light aims to give people the ability to disconnect seamlessly. We have developed, in the US, a "One Number", multiple device experience, so customers can use their Light Phone while being reachable at their primary mobile number. The "One Number" service is provided for a monthly fee. We intend to expand this service beyond the US, and to add additional features. By December 31, 2016, we had pre-orders for 6,000 phones, which we shipped in 2017. We have since shipped an additional 4,000 original Light Phones and have pre-orders for over 4,000 of our next generation phone. We currently sell direct to consumers through our website. We are testing and creating retail sales channels, with Target and others. We also believe there is an opportunity to partner with carriers, who could sell the Light Phone as a smartphone accessory. The carrier's customer could have an integrated smartphone/Light Phone experience. With the development of an LTE version of the phone, we will have more opportunity for expansion.

History of the Business The Company's Products and/or Services

Product / Service	Description	Current Market
Light Phone	A voice-only mobile phone.	Marketed internationally, with additional services available in the US market.

We are developing a next-generation phone with improved network coverage and screen functions. We offer the Light Phone via our website, through the Uncrate website and SODA design store online and in Selfridges in the UK.

Competition

There are a number of basic flip phones that can be seen as competitors to the Light Phone.

The business we operate in is intensely competitive, and there are potential competitors who may develop devices competing with our initial products. Many of our current and potential competitors have greater resources and greater brand recognition. They may secure better terms from manufacturers.

Supply Chain and Customer Base
Raw materials essential to our businesses are purchased in the ordinary course of business from numerous suppliers, primarily in China, where manufacturing occurs. In general, these materials are available from multiple sources. We have experienced no materials shortfalls outside normal purchasing lead times.

The Company's customers are consumers in over 40 countries worldwide, with approximately half of those consumers in the US.

Intellectual Property
The Company is dependent on the following intellectual property: None

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Light Phone	FCC	License	July 5, 2016	July 6, 2016

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates telecommunication products, which could affect our business.

Litigation
None

Other
The Company's principal address is 19 Morris Ave, New Lab, Brooklyn, NY 11205

The Company has the following additional addresses: None

The Company conducts business in New York and Washington.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kaiwei Tang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Co-founder, Board Member 2/2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Product design and development, overall strategy, marketing

Education
IIT School of Design, Master of Design
Illinois Institute of Technology, MBA

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

None.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in New York, US and Washington, US.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class E Common Shares Common Stock
Amount Authorized	1,000,000
Amount outstanding	400,000
Voting Rights	Each stockholder of record, be entitled to one vote in person or by proxy for each share of stock.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Class E shareholders have certain voting rights, such as the right to a majority of the Board of Directors. In addition, as long as there are Class E shares outstanding, the following actions must be approved by a majority of Class E shareholders: - Amendment, alteration, or repeal of the bylaws; - Creation, authorization, or issuance of debt securities - Create or hold stock in any subsidiary that is not wholly-owned by the Company - Amend any existing, or approve any new, stock option plan - Create, authorize, or issue any new class or series of capital stock - Liquidate or dissolve operations of the company.

Type of security	Convertible Notes
Amount outstanding	3,505,000
Voting Rights	None prior to conversion
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Class A Common Shares Common Stock
Amount Authorized	1,500,000
Amount outstanding	0
Voting Rights	The Class E shareholders have certain voting rights that the Class A shareholders do not, such as the right to a majority of the Board of Directors. In addition, as long as there are Class E shares outstanding, the following actions must be approved by a majority of Class E shareholders: - Amendment, alteration, or repeal of the bylaws; - Creation, authorization, or issuance of debt securities - Create or hold stock in any subsidiary that is not wholly-owned by the Company - Amend any existing, or approve any new, stock option plan - Create, authorize, or issue any new class or series of capital stock - Liquidate or dissolve operations of the company.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares of Class A Common Stock can be issued by the company, and any such issuance would dilute the ownership of the SAFE investors. Currently, there are options for 160.752 such shares outstanding.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	160,000
Voting Rights	None before conversion
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$3,505,000.00
Interest rate and payment schedule	5% interest, added to value for conversion.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2017 (1)
Other material terms	

(1) The noteholders have agreed to defer repayment or conversion until such a conversion event occurs. Interest will continue to accrue until that time.

The total amount of outstanding debt of the company is $3,505,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	14	$3,505,000	May 20, 2015	Rule 504
Units of SAFE (Simple Agreement for Future Equity)	N/A	160,000	July 18, 2017	Regulation CF

Ownership
The Company's currently outstanding shares are owned by the co-founders, Joseph Hollier and Kaiwei Tang. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Kaiwei Tang	30.3%
Joseph Hollier	30.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,859.00	$0.00	$0.00

Operations
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: - Reduce cost per unit of the current Light Phone - Complete development and prototype of next-generation Light Phone - Secure additional investment to provide for operating expenses, research & development, and marketing.

Liquidity and Capital Resources
In August, 2017the Company conducted an offering pursuant to Regulation CF and raised $160,000. We have subsequently raised an additional $1.4 million in Convertible Notes, and $1.5 million via a non-equity crowdfunding campaign for our next generation phone. Despite operating at a loss to date, we expect these funds, and ongoing sales of our existing product to sustain our operations until we generate profits. We intend to seek additional convertible debt financing from existing and new investors in order to expand our product line further.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: None

OTHER INFORMATION

The Company has complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph Hollier
(Signature)

Joseph Hollier
(Name)

President, Co-founder, Board Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kaiwei tang
(Signature)

Kaiwei tang
(Name)

CEO, Co-Founder
(Title)

April 30, 2018
(Date)

Instructions.

1.　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A
Financial Statements

[Attached]

Light Phone Inc.
Unaudited Financial Statements

	Unaudited Balance Sheets as of	
	December 31, 2017	December 31, 2016
Assets		
Cash	$ 67,930	$ 141,418
Inventory	57,896	531,316
Prepaid expenses	-	31,424
Other current assets	17,357	-
Total current assets	143,183	704,158
Fixed assets	9,270	18,060
Total assets	$ 152,453	$ 722,218
Liabilities		
Accounts payable	$ 225,071	$ 62,575
Accrued liabilities	121,883	97,938
Deferred revenue	238,164	645,407
Interest payable	259,494	102,744
Total current liabilities	844,612	908,664
Notes payable	3,505,000	3,015,000
Total liabilities	4,349,612	3,923,664
Shareholders' equity	(4,197,158)	(3,201,446)
	$ 152,454	$ 722,218

	Income statements for the years	
	December 31, 2017	December 31, 2016
Revenue	$ 1,104,721	$ 1,809
Expenses		
Cost of Goods Sold	921,673	-
Research and development	-	1,178,188
Service costs	107,099	3,405
Salaries and related	437,808	261,974
Professional fees	135,339	223,077
Marketing costs	66,000	116,368
Software development	239,960	376,090
Operating expenses	194,755	229,774
Interest expense	156,857	101,147
	2,259,490	2,490,023
Net income	$ (1,154,769)	$ (2,488,214)

The Light Phone Inc.
Statement of Changes in Stockholders' Equity
(Unaudited)

	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance as of January 1, 2016	400,000	40	(15)	(713,233)	(713,233)
Net loss				(2,488,214)	(2,488,214)
Balance as of December 31, 2016	400,000	40	(15)	(3,201,447)	(3,201,447)
SAFE securities issues			159,058		159,058
Net loss				(1,154,769)	(1,154,769)
Balance as of December 31, 2016	$ 400,000	$ 40	$ (15)	$ (4,356,216)	$ (4,197,158)

The Light Phone Inc.
Statements of cash flows
(Unaudited)

| | Years ending December 31, | |
	2017	2016
Beginning cash	$ 141,418	$ 66,425
Operating activities		
Net income	(1,154,769)	(2,488,214)
Depreciation expense	8,789	
Changes in operating assets and liabilities		
(Increase) in inventory	473,420	(531,316)
(Increase) in prepaid assets	31,424	(31,424)
(Increase) in other current assets	(17,357)	
Increase in accrued liabilities	186,441	98,053
Increase in deferred revenue	(407,243)	229,807
Increase in Interest payable	156,750	101,147
Investing activities		
Purchase of fixed assets	-	(18,060)
Financing activities		
SAFE Securities issues	159,058	
Convertible notes issued	490,000	2,715,000
Net cash, end of period	$ 67,930	$ 141,418

NOTE 1 - NATURE OF OPERATIONS

The Light Phone Inc (the "Company") was incorporated on February 23, 2015 in Delaware. The Company is based in Brooklyn, NY. The Company has designed and is selling the Light Phone, a casual use second phone, designed to allow us to disconnect from constant notifications.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $67,930 and $141,418 of cash on hand, respectively.

Revenue Recognition
The Company recognizes sales revenue once the goods are produced and ready for shipment to customers. Until that time, revenue is unearned and recorded as deferred revenue in the accompanying balance sheet.

NOTE 3 – LONG-TERM DEBT

Long-term debt consists primarily of convertible debt, with conversion terms as detailed below. The balance sheet also reflects a $250,000 note payable to former consultants.

Convertible notes:

Principal Amount		Interest rate	Valuation Cap	Discount
2017	2016			
65,000	65,000	1.00%	8,000,000	20.00%
50,000	50,000	5.00%	4,000,000	20.00%
2,655,000	2,575,000	5.00%	8,000,000	20.00%
360,000	0	5.00%	12,000,000	20.00%
125,000	75,000	5.00%	16,000,000	20.00%

Other notes payable:

250,000	250,000
3,505,000	3,015,000

NOTE 4 – SUBSEQUENT EVENTS
Convertible notes totaling $1,730,000 have been issued since December 31, 2017.